

July 22, 2011

Via E-mail
Mr. Jonathan M. Peacock
EVP & Chief Financial Officer
Amgen, Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

> **Re:** **Amgen, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 0-12477**

Dear Mr. Peacock:

We have reviewed your June 28, 2011 response to our June 14, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business
Research and Development and Selected Product Candidates, page 33

1. We acknowledge your response to our comment one; however, we continue to believe that further disclosure may be necessary to provide more insight into how resources were spent on research and development. In order to help us further evaluate your disclosure, please provide us the amount incurred for each of the three drivers you disclose in your response (i.e. clinical trials, international expansion and discovery research) for each of the three months ended March 31, 2010 and 2011. To the extent that these three drivers do not account for substantially all of your research and development expenses, provide us the amount of additional drivers.

2. We acknowledge your response to our comment two and continue to believe that information regarding the exclusivity of products in late stage clinical development may be necessary to provide context to your R&D pipeline disclosures. In order to help us further evaluate your disclosure and to understand how long of an exclusivity period

products in Phase 3 would be expected to have, please tell us, for each product currently in Phase 3 development, the remaining terms of the patents and other information regarding remaining patent protection or exclusivity if they were to reach commercialization.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments.   In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant